Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors
SunEdison, Inc.:

We consent to the incorporation by reference in the registration statements on Form S-8 (Nos. 333-19159, 333-43474, 333-163318, 333-166623, 333-172396, 333-183550, and 333-189266) and on Form S-3 (Nos. 333-173147 and 333-191053) of SunEdison, Inc. of our report dated March 6, 2014, except as it relates to the Restructuring, Impairment and Other Charges disclosed in note 3 and the Reportable Segments disclosed in note 20 as to which the date is May 8, 2014, with respect to the consolidated balance sheets of SunEdison, Inc. and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive loss, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2013, which reports appear in the accompanying Form 8-K.

/s/ KPMG LLP

St. Louis, Missouri
May 8, 2014